UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

————————

FORM 8-K

————————

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 30, 2011



United Fire & Casualty Company

(Exact name of registrant as specified in its charter)

————————

Iowa	001-34257	42-0644327
(State or Other Jurisdiction of Incorporation)	**Commission File Number**	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

_ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

_ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

United Fire & Casualty Company (a/k/a "United Fire Group") will give an investor presentation on August 30, 2011. During this presentation, management will discuss the proposed formation of a new holding company structure for the organization proposed ("Reorganization"). A copy of the Power Point materials used in connection with this presentation is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Included as Exhibit 99.2 to this Current Report on Form 8-K is a copy of a handout used in connection with the August 30, 2011 investor presentation. Exhibit 99.2 is incorporated herein by reference.

Additional Information and Where to Find It

United Fire & Casualty Company and United Fire Group, Inc. have filed a registration statement Securities and Exchange Commission ("SEC") that includes a preliminary proxy statement/prospectus and other relevant documents in connection with the proposed Reorganization. UF&C SHAREHOLDERS ARE URGED TO READ CAREFULLY THESE DOCUMENTS AND THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS, WHEN FILED AND MAILED, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION.

Investors may obtain a free copy of the preliminary proxy statement/prospectus and other filings containing information about UF&C, United Fire Group and the proposed Reorganization, from the SEC at the SEC's public website at http://www.sec.gov. In addition, copies of the preliminary proxy statement/prospectus and other filings containing information about UF&C, United Fire Group and the proposed Reorganization may be obtained without charge by directing a request to United Fire & Casualty Company, 118 Second Ave. SE, Cedar Rapids, IA 52401, Attention: Investor Relations Department (Telephone: (319) 399-5700) or accessing them on UF&C's public website at www.unitedfiregroup.com.

UF&C, its directors, executive officers, certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of UF&C in favor of the proposed Reorganization. Additional information regarding the interests of potential participants in the proxy solicitation is included in the preliminary proxy statement/prospectus and will be included in the definitive proxy statement/prospectus and other relevant documents that United Fire & Casualty Company and United Fire Group, Inc. have filed and intend to file with the SEC in connection with the Special Meeting.

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December, 31, 2010, filed with the SEC on March 1, 2011 and in our report on Form 10-Q for the quarter ended June 30, 2011, filed with the SEC on August 5, 2011. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.

Item 8.01. Other Events

United Fire & Casualty Company (aka "United Fire Group") will give an investor presentation on June 29, 2011.

Exhibit 99.1 is a copy of the booklet presented at, and posted in the Investor Relations section of our website (www.unitedfiregroup.com) under Reports, for a period of 14 days, in connection with the presentation. The booklet is being filed pursuant to Item 8.01, and incorporated herein by reference.

Exhibit 99.2 is a copy of a handout used in connection with the August 30, 2011 investor presentation. The handout is being filed pursuant to Item 8.01, and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

    (a) Not applicable.

    (b) Not applicable.

    (c) Not applicable.

    (d) Exhibits.

Exhibit Number	Description of Exhibit
99.1	Investor presentation of United Fire Group, dated August 30, 2011.
99.2	Investor handout of United Fire Group, dated August 30, 2011.


Signatures


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	United Fire & Casualty Company
	(Registrant)
Date: August 30, 2011	/s/ Randy A. Ramlo
	Randy A. Ramlo, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Investor presentation of United Fire Group, dated August 30, 2011.
99.2	Investor handout of United Fire Group, dated August 30, 2011.




Exhibit 99.1

protecting dreams

UNITED
FIRE
GROUP

Investor presentation

Forward-Looking Statements

This report may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides issuers the opportunity to make cautionary statements regarding for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operations, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in "Risk Factors" in United Fire & Casualty's ("United Fire") filings with the SEC, including among others United Fire's Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent filings on Form 10-Q.

Company Overview

- Regional provider of a complete line of insurance products, including traditional commercial and personal P&C insurance, niche specialty programs (e.g. waste haulers, religious institutions, surety bonds) and life insurance

  - P&C companies rated "A" and United Life Insurance Company rated "A-" by A.M. Best

  - $700 million in shareholders' equity

  - Represented by more than 1,200 independent agencies

  - Six regional offices with over 870 employees

  - Licensed in 43 states, active in 33

  - Holding company formation in process and anticipated to be completed in 4Q 2011

EXPANDED Geographic Footprint



Direct Written Premiums (2010)

■ = UFCS states that individually represent greater than 0.01% of DPW

■ = Top 6 States by DPW for MIGP

Source: SNL Financial.

Acquisition of Mercer Insurance Group

- The acquisition of Mercer Insurance Group enhances United Fire's strategy of providing protection to individuals, businesses and organizations through regional insurance companies operating through a network of independent agents

Geographic Diversification	■ Provides expansion of core commercial business outside of the Midwest into the Mid-Atlantic and the West Coast ■ Diversifies risk profile of the company and adds a significant amount of premium (20%+) in states where United Fire did not previously operate ■ Achieves a better spread of catastrophe risk as Mercer's book of business does not contribute to United Fire's Gulf exposure
Economies of Scale	■ Increased scale of combined company provides some protection against competition and enhances leverage with agents, reinsurers, and vendors ■ The combined company is a top 100 P&C writer in the U.S. based on premiums with over $700 million in DPW[1], approximately $3.2 billion in assets and $700 million in shareholders' equity[2]
Product Diversification	■ Mercer offers a waste haulers program, religious institutions program and mail order surety program ■ Ability to export United Fire products (Signature Premier, surety and life) and underwriting expertise (predictive modeling and CATography) across Mercer operation
Similar Cultures	■ Shared conservative underwriting and investment philosophy ■ Focus on professional independent insurance agents ■ Shared commitment to customer service and fair claims handling

(1) Statutory premiums for the 12 months ended December 31, 2010.
(2) GAAP results at June 30, 2011.

OPERATING SEGMENT PREMIUM ANALYSIS(1)

P & C (90%)(2)

DPW by Line of Business


Surety
4%
Miscellaneous
1%
Workers
Comp
9%
Fire & Allied
Lines
42%
Automobile
24%
Other
Liability
20%

DPW by State


CA
13%
TX
12%
Other
49%
IA
12%
NJ
7%
MO
7%

Life (10%)(2)

DPW by Line of Business


Universal Life
11%
Miscellaneous
1%
Traditional Life
20%
Annuities
68%

DPW by State


Other
31%
IA
33%
NE
8%
WI
10%
MN
8%
IL
10%

(1) 2010 full year results from United Fire 10-K.
(2) Of net premiums earned for the 12 months ended December 31, 2010.

DISCIPLINED UNDERWRITING

Rate Change Comparison



Median:
-0.9%
-6.7%
-6.1%

(1) Quarterly rate change for U.S. based property and casualty accounts.
(2) Quarterly rate change for the commercial property and casualty market.
(3) Quarterly rate change for United Fire per management.

CAT MANAGEMENT

100-Year Probable Maximum Losses (PMLs) Exposure Reduction[1]

($ in Millions)



2008-2009 UNDERPERFORMANCE

Reinsurance Program

Events in 2008-2009

- Hurricane Katrina development of $65 million due to unfavorable court rulings

- Record number of catastrophe events in 2008 contributed $76 million to United Fire's losses

- A flood in 2008 forced us from our home office to a temporary location for 11 weeks

- Hurricanes Ike and Gustav in 2008 forced temporary closings of our Galveston and New Orleans offices

- Financial downturn in 2008-2009 required investment write-downs of $28 million

Reinsurance Program

- 2011 Catastrophe program
  - $20 million retention
  - 95% excess of $20 million

- 2011 Core Program
  - $2 million retention
  - $15 million per risk coverage
  - $40 million per occurrence coverage

Catastrophes

1992	Hurricane Andrew	$28.1 million assumed
1994	Northridge earthquake	$5.6 million assumed
2000	New Orleans hailstorm	$25.5 million
2001	9/11 events	$11.6 million assumed
2002	Hurricane Lili	$9.3 million
2004	Hurricanes Charley, Frances and Jeanne	$13.9 million
2005	Hurricanes Katrina and Rita	$312.6 million
2008	Hurricanes Gustav and Ike	$35.2 million
2011	Global CAT losses	$10 million assumed
2011	Spring storms (Tuscaloosa & Joplin)	$30-35 million

CAT Losses



($ in Millions)

CAT Losses ■ Non-CAT Losses ■

INITIATIVES AND STRATEGIES MOVING FORWARD

Utilize New underwriting tools

- Use CATography™ to:
  - Improve risk selection process
  - Improve exposure management
- Use predictive analytics for risk selection and improved profitability


Towers Perrin CATography Underwriter - Windows Internet Explorer provided by United Fire Group
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FINANCIAL OVERVIEW



FINANCIAL SUMMARY

(GAAP results, $ in thousands except per share values)	At or For the 12 Months Ended December 31,			At or For the 6 Months Ended June 30,	
	2008	2009	2010	2010	2011
Selected Income Statement Items					
Net Premiums Written	$496,897	$467,427	$463,892	$248,185	$295,355
Net Income / (Loss)	(13,064)	(10,441)	47,513	33,044	(12,104)
Realized Gains / (Losses)	(10,301)	(15,479)	9,109	5,771	3,768
Operating Earnings	(6,315)	(1,875)	41,995	31,489	(14,559)
Selected Balance Sheet Items					
Cash and Investments	$2,205,355	$2,542,693	$2,662,955	$2,614,648	$3,044,824
Total Assets	2,687,130	2,902,544	3,007,439	3,056,579	3,621,934
Shareholders' Equity	641,741	672,735	716,424	705,935	704,773
Capital & Surplus	553,058	556,265	594,308	572,294	575,201
Per Share Analysis					
Operating Income / (Loss) per Share	($0.23)	($0.07)	$1.60	$1.19	($0.56)
Net Income / (Loss) per Share	(0.48)	(0.39)	1.81	1.32	(0.46)
Dividends per Share	0.60	0.60	0.60	0.30	0.30
Book Value per Share	24.10	25.35	27.35	26.82	27.23
Profitability Analysis					
Loss Ratio	84.5%	83.9%	68.9%	63.6%	83.8%
Expense Ratio	29.4	31.3	31.0	29.4	37.2
Combined Ratio	113.9	115.2	99.9	93.0	121.0
Combined Ratio (ex. CATs & Hurricane Katrina litigation)	95.3	101.4	93.2	86.5	99.0
ROAE	(1.8%)	(1.6%)	6.6%	10.0%	(3.4%)
Operating ROAE	(0.9)	(0.3)	5.9	9.1	(4.1)

Source: United Fire SEC filings.

HISTORICAL PERFORMANCE - BOOK VALUE GROWTH

Reported Book Value Per Share



(1) Six months ended June 30, 2011 annualized.

■ Book Value Per Share

■ Dividends Per Share

BVPS CAGR: 7.3%

Dividends per Share CAGR: 5.5%

$13.90 $14.47 $18.62 $22.46 $21.20 $24.62 $27.63 $24.10 $25.35 $27.35 $27.23

$0.36 $0.36 $0.38 $0.42 $0.48 $0.50 $0.56 $0.60 $0.60 $0.60 $0.60 (1)

'01 '02 '03 '04 '05 '06 '07 '08 '09 '10 6/30/11

OPERATING SEGMENT FINANCIAL HIGHLIGHTS

(GAAP results, $ in 000s)	At or For the 12 Months Ended December 31,			At or For the Six Months Ended June 30,	
	2008	2009	2010	2010	2011
Property & Casualty Segment					
Commercial					
Net Premiums Earned	$420,769	$394,000	$370,479	$184,012	$211,114
Loss and Loss Settlement Expenses	345,421	338,094	271,184	116,019	161,805
Loss Ratio	82.1%	85.8%	73.2%	63.0%	76.6%
Personal					
Net Premiums Earned	$34,282	$35,735	$39,731	$19,373	$25,043
Loss and Loss Settlement Expenses	46,368	23,641	25,576	13,706	25,582
Loss Ratio	135.3%	66.2%	64.4%	70.7%	102.2%
Total					
Net Premiums Earned	$465,581	$435,677	$420,373	$207,375	$240,773
Loss Ratio	84.5%	83.9%	68.9%	63.6%	83.8%
Net Income / (Loss)	($15,156)	($17,677)	$34,726	$25,758	($16,224)
Life Segment					
Net Premiums Earned	$37,794	$42,821	$49,100	$24,015	$25,641
Loss and Loss Settlement Expenses	36,447	40,670	47,588	9,239	10,204
Net Income	2,092	7,236	12,787	7,286	4,120

Source: United Fire SEC filings.

HISTORICAL PERFORMANCE - RETURN PROFILE

10-Year Return On Equity



(1) Six months ended June 30, 2011 annualized.

HISTORICAL PERFORMANCE – UNDERWRITING PROFILE

Statutory Combined Ratio



Average:
99.8%
100.8%

■ UFG   Industry

(1) AM Best estimate for industry's statutory combined ratio for 2010.

HISTORICAL PERFORMANCE - STRENGTH OF RESERVES

Net Reserve Redundancy (Deficiency)



INVESTMENT PORTFOLIO OVERVIEW[(1)]

Total Portfolio Breakdown (%)


Equity Securities 6%
Other(2) 2%
Bonds 92%

Total Portfolio Breakdown ($)

Investment	Value (in millions)
Bonds	$2,285
Equity securities	$150
Other (2)	$48
Total	$2,483
Average duration	5.2 years

Fixed Income Portfolio Breakdown


US Government 7%
Mortgage Backed 1%
Foreign 7%
Municipals 27%
Utilities 12%
Other 13%
Industrial 18%
Financial 15%

Fixed Income Portfolio Breakdown by Rating


Other/Not Rated 5%
AAA 12%
AA 21%
Baa/BBB 41%
A 21%

(1) At December 31, 2010.
(2) Other is comprised of trading securities, mortgage loans, policy loans, and other long term investments.
Source: United Fire SEC filings.

CAPITAL MANAGEMENT

- Strong economic capital position (BCAR)

- Prudent reinsurance programs

- Modest debt-to-capital ratio (12%)

- Conservative investment portfolio

- History of consistently conservative reserves

- Use of capital – acquisition of Mercer Insurance Company

- Share repurchase

  - Extension of existing share repurchase program approved by Board

    - Authorizing purchase of an additional one million shares of common shares

    - Extending program expiration date to August 2013

  - Repurchased 323,597 shares of common stock as of Q2 of 2011

    - 1.25% of outstanding shares

    - Average price: $18.80

    - Total cost: $6.1 million

KEY INVESTMENT CONSIDERATIONS

- Experienced senior management

- Proactive capital management

- Financial strength

- Consistent reserving practices and historically reported loss redundancies

- Conservative investment philosophy

- Renewed focus on organic growth

- Local market knowledge, with decentralized underwriting and marketing, while claims, and back-office functions are efficiently centralized

Investor Concerns and United Fire Responses

Investor Concerns	United Fire Responses

Uncertainty Regarding Mercer Acquisition and Integration
- Transaction closed on March 28, 2011
- Integration efforts are proceeding as planned with merger expenses less than originally budgeted
- Substantial opportunity for expense reductions in IT, reinsurance and public company expenses

Prolonged "Soft" P&C Pricing Environment
- Greater underwriting discipline than the overall industry
- The level of rate decreases are slightly moderating
- Second consecutive year of personal lines rate increases (comprise ~11% of United Fire's P&C writings)
- Pricing improvements in CAT exposed property areas

Exposure to CATs
- Use new underwriting tools (e.g. CATography) and predictive analytics tools to improve risk selection process and improve exposure management
- Adequately reserved with a high level of confidence
- Purchase reinsurance with $20 million retention and 95% in excess of $20 million up to $200 million

Low Return Profile and Low Trading Volume
- Past earnings strained by adverse development related to Hurricane Katrina, which has significantly diminished
- Excess capital pre-merger dragged down the return profile of the company
- Active capital management: average 2.2% dividend yield over the last 10 years; repurchased $6.1 million worth of shares in first half of 2011 with additional 849,229 shares remaining under the repurchase authorization
- Attractive entry point for long term shareholders

Dwindling Industry Reserve Releases
- United Fire has consistent reserve practices
- Historically reported reserve redundancies

Additional Information

United Fire & Casualty Company has filed with the SEC a preliminary proxy statement/prospectus on Form S-4 and other relevant documents related to approval of the proposed holding company formation. United Fire & Casualty will be filing a final proxy statement/prospectus with the SEC relating to the proposed holding company formation.

The combined preliminary proxy statement/prospectus on Form S-4 is available, free of charge, on the SEC's web site (www.sec.gov). Once filed, the final proxy statement/prospectus will be available, free of charge, on the SEC's web site (www.sec.gov), and will be also be available free of charge from Investor Relations, United Fire & Casualty Company, P.O. Box 73909 Cedar Rapids, IA 52407-3909, or by calling (800) 332-7977. United Fire & Casualty Company plans to mail the final proxy statement/prospectus to its shareholders.

Shareholders are urged to read the final proxy statement/prospectus when it becomes available and any other relevant documents filed by United Fire & Casualty Company with the SEC in connection with the proposed holding company formation, as well as any amendments or supplements to those documents, because they will contain important information.

This solicitation is made on behalf of the Board of Directors and management of United Fire & Casualty Company. The directors, executive officers and certain other members of management and employees of United Fire & Casualty Company may be deemed to be "participants" in the solicitation of proxies for shareholder approval. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholder approval will be set forth in the final proxy statement and the other relevant documents to be filed with the SEC. You can find information about United Fire & Casualty Company's executive officers and directors in the proxy statement related to its 2011 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 18, 2011.

SOURCE: United Fire & Casualty Company

thank you










Exhibit 99.2



United Fire & Casualty Company shareholders will have an opportunity to approve formation of a new holding company structure at a special shareholder meeting scheduled for 1:00 P.M. on November 17, 2011.

Reasons for forming a Holding Company

- **Future Strategic and Business Flexibility** – Would provide a more flexible structure for future expansion and acquisition, while maintain separation of business operations and risks

- **Future Financing Flexibility** – Would allow access to financing vehicles not currently available to insurance companies and more readily available to companies with a variety of diversified businesses under a single corporate umbrella

- **Not an Insurance Company** - United Fire Group (the holding company) would not be an insurance company, and would not be subject to most insurance laws, rules and regulations

Comparison of United Fire & Casualty Company to United Fire Group

- Most provisions of United Fire Group's governing documents (Articles of Incorporation and Bylaws) mirror those contained in United Fire & Casualty Company's existing governing documents:

  o The same authorized capital stock – 75,000,000 shares of common stock; 10,000,000 shares of preferred stock.

  o The same Board of Directors.

  o Shareholders entitled to one vote per common share, no cumulative voting rights.

  o The same Board of Directors limitation of liability and indemnification provisions, designed to conform to Iowa law.

- Some key provisions of the organizational documents of the new holding company that enhance shareholder participation in governance matters:

	United Fire & Casualty Company	United Fire Group, Inc.
Shareholder approval required to amend Articles of Incorporation	66 %	60 %
Shareholder approval required for merger or sale of all, or substantially all, assets or similar transactions	66 %	60 %
Shareholders required to call a special meeting of the corporation	51 %	30 %

Additional Information

United Fire & Casualty Company has filed with the SEC a preliminary proxy statement/prospectus on Form S-4 and other relevant documents related to approval of the proposed holding company formation. United Fire & Casualty will be filing a final proxy statement/prospectus with the SEC relating to the proposed holding company formation.

The combined preliminary proxy statement/prospectus on Form S-4 is available, free of charge, on the SEC's web site (www.sec.gov). Once filed, the final proxy statement/prospectus will be available, free of charge, on the SEC's web site (www.sec.gov), and will be also be available free of charge from Investor Relations, United Fire & Casualty Company, P.O. Box 73909 Cedar Rapids, IA 52407-3909, or by calling (800) 332-7977. United Fire & Casualty Company plans to mail the final proxy statement/prospectus to its shareholders.

Shareholders are urged to read the final proxy statement/prospectus when it becomes available and any other relevant documents filed by United Fire & Casualty Company with the SEC in connection with the proposed holding company formation, as well as any amendments or supplements to those documents, because they will contain important information.

This solicitation is made on behalf of the Board of Directors and management of United Fire & Casualty Company. The directors, executive officers and certain other members of management and employees of United Fire & Casualty Company may be deemed to be "participants" in the solicitation of proxies for shareholder approval. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholder approval will be set forth in the final proxy statement and the other relevant documents to be filed with the SEC. You can find information about United Fire & Casualty Company's executive officers and directors in the proxy statement related to its 2011 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 18, 2011.

SOURCE: United Fire & Casualty Company